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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2003

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X   Form 40-F
                                     ---            ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes         No X
                                    ---       ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date:    November 26, 2003          ASHANTI GOLDFIELDS COMPANY LIMITED



                                    By:  /s/ Ernest Abankroh
                                        ------------------------------
                                    Name:  Ernest Abankroh
                                    Title: Company Secretary



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                   [ASHANTI GOLDFIELDS COMPANY LIMITED LOGO]


                     P  R  E  S  S     R  E  L  E  A  S  E
--------------------------------------------------------------------------------



FOR IMMEDIATE RELEASE                                           26 NOVEMBER 2003

                              DIRECTORS' INTERESTS

1.       Disposal of shares

         On 25 November 2003, Mr. Trevor Schultz, an executive director of Ashanti, informed the Company that on 12 November 2003 he disposed of 8,032 ordinary shares held in the Company at a price of US$11.00 resulting in his beneficial interest in the Company immediately following such disposal being 23,213 Ashanti ordinary shares.

2.       Release of shares from trust

         On 25 November 2003, Ashanti's wholly-owned subsidiary, Ashanti Goldfields Share Incentive Trustee Limited, a trust company established in connection with Ashanti's employees' incentive plans, released from trust 54,742 Ashanti ordinary shares to five executive directors and certain other key management staff under the Ashanti Performance Share Plan (the "Plan").

         Under the Plan, executive directors and other key management staff were originally awarded 82,000 shares (of which 18,000 shares were awarded to executive directors) on 4 July 2000. The terms of the Plan provide that the shares are held in trust for a period of three years for release to participants upon the achievement of set targets and on condition that participants remain with Ashanti throughout the three-year period.

         At the end of the three-year period certain participants had earned a total of 54,742 Ashanti ordinary shares, of which an aggregate of 13,500 shares had been earned by executive directors. The shares released from trust to executive directors and their respective beneficial holdings in Ashanti ordinary shares following receipt of such shares are as follows:


         |------------------------------|---------------|------------------|
         | Name of Director             | Earned Shares | Total Beneficial |
         |                              |               |     Interest     |
         |------------------------------|---------------|------------------|
         | Sam Esson Jonah              |     4,500     |      64,190      |
         |------------------------------|---------------|------------------|
         | Trevor Stanley Schultz       |     2,250     |      25,463      |
         |------------------------------|---------------|------------------|
         | Srinivasan Venkatakrishnan   |     2,250     |       2,250      |
         |------------------------------|---------------|------------------|
         | Eleanor Darkwa Ofori Atta    |     2,250     |       2,803      |
         |------------------------------|---------------|------------------|
         | Merene Botsio-Phillips       |     2,250     |       2,350      |
         |------------------------------|---------------|------------------|
         | Total                        |    13,500     |      97,056      |
         |------------------------------|---------------|------------------|



                                    - END -


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Enquiries

Ashanti Goldfields Company Limited

Ernest Abankroh, Company Secretary                         Tel: +(233) 21 774977
Kwaku Akosah-Bempah, AG. MD - Public Affairs               Tel: +(233) 21 778173
Corinne Gaisie                                             Tel: +44 20 7256 9938

The Global Consulting Group
North American Contact
Allan Jordan                                                Tel: +1 646 284 9452